Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2025 Results

KFAR SAVA, Israel, July 31, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter ended June 30, 2025.

Financial Results

Second quarter: Silicom’s revenues for the second quarter of 2025 were $15.0 million compared with $14.5 million for the second quarter of 2024.

On a GAAP basis, the company’s net loss for the quarter totalled $3.3 million, or $0.59 per ordinary share (basic and diluted), compared with $1.5 million, or $0.25 per ordinary share (basic and diluted), for the second quarter of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $2.0 million, or $0.35 per ordinary share (basic and diluted), compared with $0.9 million, or $0.14 per ordinary share (basic and diluted), for the second quarter of 2024.

First Six Months: Silicom’s revenues for the first half of 2025 were $29.4 million compared with $28.9 million for the first half of 2024.

On a GAAP basis, net loss for the period totalled $6.1 million, or $1.08 per ordinary share (basic and diluted), compared with $4.9 million, or $0.80 per ordinary share (basic and diluted), for the first half of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $4.1 million, or $0.71 per ordinary share (basic and diluted), compared with $3.2 million, or $0.52 per ordinary share (basic and diluted), for the first half of 2024.

Guidance

Management projects that revenues for the third quarter of 2025 will range from $15 million to $16 million. Growth for 2025 as a whole is expected to be in the low single digits, with a double digit annual growth rate materializing gradually from 2026.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are pleased to report another quarter of execution ahead of our strategic plan, including strong Design Win momentum, success across all of our product lines and excellent cash flow. Since the beginning of the year, we have achieved 5 major new Design Wins with important new as well as existing clients, building an impressive mid-to-long-term pipeline that positions us within close reach of our goal of 7-9 Design Wins for 2025 as a whole. In parallel, our balance sheet, the platform for our execution, continues to be very strong, with working capital and marketable securities representing ~$20 per share. As such, we are even more optimistic about our ability to achieve double-digit revenue growth in 2026 and beyond, thereby delivering significant value for our shareholders.”

Mr. Eizenman continued, “In fact, our Design Win funnel has never been this broad and wide, with opportunities with both current and new customers for our Edge systems, Smart NICs and FPGA-based solutions. Each Win represents the culmination of many months of work, building relationships that often pay off, over time, with multiple revenue-building deals for diverse Silicom products.”

Mr. Eizenman concluded, “Looking forward, we expect more and more of our pipeline to transform into Design Wins while, in parallel, we continue sourcing new opportunities. This will support the strong revenue growth that we have projected to begin next year, leading to an EPS above $3 on revenues of $150 to $160 million. Any faster-than-forecast deal closure or ramp-up of ongoing projects will accelerate the timeline, and we are fully focused on making that happen.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 31st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$52,301	$51,283
Marketable securities	11,993	20,860
Accounts receivables: Trade, net	10,670	11,748
Accounts receivables: Other	2,938	4,839
Inventories	40,839	41,060
Total current assets	118,741	129,790

Marketable securities	15,395	6,839
Assets held for employees’ severance benefits	1,588	1,483
Property, plant and equipment, net	3,085	3,055
Intangible assets, net	2,344	2,300
Right of Use	6,660	6,942
Total assets	$147,813	$150,409

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$7,979	$6,477
Other accounts payable and accrued expenses	8,321	6,945
Lease Liabilities	1,914	1,670

Total current liabilities	18,214	15,092

Lease Liabilities	4,727	4,797
Liability for employees’ severance benefits	2,880	2,649
Deferred tax liabilities	266	32

Total liabilities	26,087	22,570

Shareholders' equity
Ordinary shares and additional paid-in capital	75,548	73,859
Treasury shares	(55,171)	(53,512)
Retained earnings	101,349	107,492
Total shareholders' equity	121,726	127,839

Total liabilities and shareholders' equity	$147,813	$150,409

Silicom Ltd. Consolidated Statements of Operations
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Sales	$15,019	$14,502	$29,404	$28,867
Cost of sales	10,304	10,239	20,414	20,565
Gross profit	4,715	4,263	8,990	8,302

Research and development expenses	5,109	4,948	10,035	9,869
Selling and marketing expenses	1,518	1,474	3,005	2,994
General and administrative expenses	1,244	965	2,321	2,026
Total operating expenses	7,871	7,387	15,361	14,889

Operating income (loss)	(3,156)	(3,124)	(6,371)	(6,587)

Financial income (expenses), net	123	687	826	1,086
Income (loss) before income taxes	(3,033)	(2,437)	(5,545)	(5,501)
Income taxes	304	(921)	598	(553)
Net income (loss)	$(3,337)	$(1,516)	$(6,143)	$(4,948)

Basic and diluted income (loss) per ordinary share (US$)	$(0.59)	$(0.25)	$(1.08)	$(0.80)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,680	6,079	5,707	6,176

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2025	2024	2025	2024

GAAP gross profit	$4,715	$4,263	$8,990	$8,302
(1) Share-based compensation (*)	74	50	151	111
Non-GAAP gross profit	$4,789	$4,313	$9,141	$8,413

GAAP operating income (loss)	$(3,156)	$(3,124)	$(6,371)	$(6,587)
Gross profit adjustments	74	50	151	111
(1) Share-based compensation (*)	718	647	1,465	1,336
Non-GAAP operating income (loss)	$(2,364)	$(2,427)	$(4,755)	$(5,140)

GAAP net income (loss)	$(3,337)	$(1,516)	$(6,143)	$(4,948)
Operating income (loss) adjustments	792	697	1,616	1,447
(2) Lease liabilities - Financial expenses (income)	574	(64)	455	(107)
(3) Taxes on amortization of acquired intangible assets	-	22	-	375
Non-GAAP net income (loss)	$(1,971)	$(861)	$(4,072)	$(3,233)

GAAP net income (loss)	$(3,337)	$(1,516)	$(6,143)	$(4,948)
Adjustments for Non-GAAP Cost of sales	74	50	151	111
Adjustments for Non-GAAP Research and development expenses	334	287	694	600
Adjustments for Non-GAAP Selling and marketing expenses	181	170	361	346
Adjustments for Non-GAAP General and administrative expenses	203	190	410	390
Adjustments for Non-GAAP Financial income (loss), net	574	(64)	455	(107)
Adjustments for Non-GAAP Income taxes	-	22	-	375
Non-GAAP net income (loss)	$(1,971)	$(861)	$(4,072)	$(3,233)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.59)	$(0.25)	$(1.08)	$(0.80)
(1) Share-based compensation (*)	0.14	0.12	0.29	0.24
(2) Lease liabilities - Financial expenses (income)	0.10	(0.01)	0.08	(0.02)
(3) Taxes on amortization of acquired intangible assets	-	-	-	0.06
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.35)	$(0.14)	$(0.71)	$(0.52)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))